October 19, 2012

Securities and Exchange Commission
Division of Corporation Finance
Attention: Larry Spirgel
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:          CTC Media, Inc.
Form 10-K for the fiscal year ended December 31, 2011

Filed February 28, 2012

Form 10-Q for the quarterly period ended June 30, 2012

Filed August 7, 2012
File No. 000-52003

Ladies and Gentlemen:

On behalf of CTC Media, Inc. (the “Company”), and supplemental to our letter dated October 4, 2012, we are writing in response to your letter dated September 25, 2012 to Mr. Boris Podolsky, Chief Executive Officer (and former Chief Financial Officer) of the Company.

On October 16, 2012, the Russian Federal Service for Supervision in the Sphere of Telecommunications, Information Technologies and Mass Communications (Roskomnadzor) announced the terms of a tender for a second digital broadcasting multiplex. The Company is currently evaluating the detailed terms of the tender and the potential participation by one or more of the Company’s channels in the tender.  The Company is also revising its business plans and financial modeling in light of the specific terms of the tender, including the timeframe and the financial implications. Management intends to present detailed analysis to the Company’s Board of Directors at its meeting scheduled for November 1, 2012, potentially to seek Board approval for the participation by one or more of its channels in the tender, and potentially to seek approval of significant related adjustments to the Company’s business plan and financial modeling.  Given the significance of these developments, and need for a comprehensive review and discussion of these matters by the full Board, we respectfully request on behalf of the Company additional time to prepare a response to the Staff’s letter. We would propose to submit a response by November 2, shortly following the scheduled Board meeting.

We hope that the above time frame will be acceptable to the Staff.  If you have any questions or comments regarding this response letter, please contact either the undersigned at the telephone number or email address indicated above, or Shira Fox of this firm at 011-44-20-7645-2524 or shira.fox@wilmerhale.com.

Very truly yours,

/s/ Timothy J. Corbett

cc:	Securities and Exchange Commission:

Inessa Kessman, Senior Staff Accountant
Ivette Leon, Assistant Chief Accountant

CTC Media, Inc.:

Boris Podolsky, Chief Executive Officer
Nikolai Surikov, Chief Financial Officer

Ernst & Young LLC:

Bob Akright, Partner